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                                                      HYUNDAI CONTACT:
                                                      Y.H. Kim, President & CEO
                                                      408 232 8000
                                                      MAXTOR EDITOR CONTACT:
                                                      Carol Cassara
                                                      408 432 4567
                                                      MAXTOR ANALYST CONTACT:
                                                      Rosanne Ramirez
                                                      408 432 4483

HYUNDAI AND MAXTOR ANNOUNCE
COMPLETION OF TENDER OFFER

     SAN JOSE, CALIF. -- January 5, 1996 -- Hyundai Electronics America (HEA) and Maxtor Corporation (NASDAQ:MXTR) today announced that HEA has completed its cash tender offer for any and all outstanding shares of common stock of Maxtor Corporation at $6.70 per share.

     In the offer, which expired at 6:00 p.m. Eastern Standard Time on Friday, January 5, 1996, 32,044,065 Maxtor common shares were tendered and accepted for payment, (including 362,117 shares tendered subject to guarantees of delivery), representing approximately 93.8 percent of the outstanding Maxtor common shares. In addition, Hyundai owns 19,480,000 Maxtor Class A common shares.

     As previously announced, the remaining Maxtor common shares will be converted into the right to receive $6.70 per share in a merger between Maxtor and a Hyundai subsidiary. Hyundai expects that the merger will be consummated promptly pursuant to the short form merger provisions of Delaware law.

     Y.H. Kim, HEA's chief executive officer and C.S. Park, Maxtor's chief executive officer released the following joint statement: "We are pleased that the transaction has been successfully completed. Hyundai is committed to Maxtor's success and together Hyundai and Maxtor look forward to building the company into a position of industry leadership."

     Maxtor Corporation designs, manufacturers and markets hard disk drives.

     Hyundai Electronics Industries Company, Ltd. (HEI) was founded in 1983. Today it has become one of the largest semiconductor memory manufacturers in the world. Combining many business divisions including computer systems, telecommunications products, system ICs and optical components, Hyunai Electronics America is a wholly owned subsidiary of HEI whose partner is the Hyundai Business Group, Seoul, Korea. Hyundai is a nearly $70 billion corporation involved in over 40 business areas ranging from steel fabrication, petrochemicals, engineering and construction to automobiles, finance, insurance and securities. Hyundai Electronics America is currently headquartered at 510 Cottonwood Drive, Milpitas, CA 95035.

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